FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2007


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 16, 2007



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            16 May 2007, AGM Statement

Exhibit 99



                                  UNILEVER PLC

                             ANNUAL GENERAL MEETING

                            ALL RESOLUTIONS APPROVED


Unilever PLC shareholders today approved all resolutions put to the annual general meeting in London. Voting was by poll on each resolution and the results are set out below.

All resolutions put to the annual general meeting for Unilever N.V. in Rotterdam on 15 May 2007 were also approved.

BOARD APPOINTMENTS

All continuing directors stood for election and were duly re-elected. These were Patrick Cescau, Kees van der Graaf, Ralph Kugler, Leon Brittan, Wim Dik, Charles Golden, Byron Grote, David Simon, Jean-Cyril Spinetta, Kees Storm and Jeroen van der Veer.

Genevieve Berger, Narayana Murthy, Hixonia Nyasulu and Michael Treschow were proposed for election for the first time and were duly elected.

Michael Treschow replaces Antony Burgmans as Chairman

Rudy Markham has stepped down as an Executive Director but remains Unilever's Chief Financial Officer

Lynda Chalker retired as a Non-Executive director at the meeting.


POLL RESULTS ANNUAL GENERAL MEETING


                     RESOLUTION                             FOR              AGAINST       VOTE WITHHELD

1.  To receive the Report and Accounts for the year    1,708,667,832        1,640,685        7,897,439
    ended 31 December 2006

2.  To approve the Directors' Remuneration Report for  1,541,035,691       72,975,957        27,159,939
    the year ended 31 December 2006

3.  To declare a dividend on the Ordinary shares       1,717,046,166         473,097          732,794
4.  To re-elect Mr P J Cescau as a Director            1,712,877,919        2,225,188        3,089,964
5.  To re-elect Mr C J van der Graaf as a Director     1,712,538,402        2,374,490        3,275,145
6.  To re-elect Mr R D Kugler as a Director            1,712,582,316        2,327,364        3,191,074
7.  To re-elect The Rt Hon The Lord Brittan of         1,706,260,774        9,715,432        2,257,911
    Spennithorne QC, DL as a Director

8.  To re-elect Professor W Dik as a Director          1,628,467,846        9,870,977        2,742,725
9.  To re-elect Mr C E Golden as a Director            1,714,259,766        1,162,595        2,762,004
10. To re-elect Dr B Grote as a Director               1,714,451,583        1,043,876        2,729,164
11. To re-elect The Lord Simon of Highbury CBE as a    1,620,267,997       13,650,293        6,902,538
    Director

12. To re-elect Mr J-C Spinetta as a Director          1,588,488,173       45,528,811        7,082,304
13. To re-elect Mr K J Storm as a Director             1,707,005,776        8,321,261        2,771,945
14. To re-elect Mr J van der Veer as a Director        1,554,727,897       25,607,636        60,685,663
15. To elect Professor G Berger as a Director          1,714,857,740        1,054,979        2,285,110
16. To elect Mr N Murthy as a Director                 1,714,181,875        1,213,139        2,806,916
17. To elect Ms H Nyasulu as a Director                1,713,184,015        1,881,108        3,151,900
18. To elect Mr M Treschow as a Director               1,714,460,322        1,221,998        2,567,935
19. To re-appoint  PricewaterhouseCoopers LLP as       1,714,894,278        2,759,140         596,496
    Auditors of the Company

20. To authorise the Directors to fix the              1,710,091,971        4,014,890        4,146,906
    remuneration of the Auditors

21. To renew the authority to Directors to allot       1,702,889,466       11,752,598        1,230,293
    shares

22. To renew the authority to Directors to disapply    1,709,132,270        7,334,475        1,424,791
    pre-emption rights

23. To renew the authority to the Company to           1,716,017,562        1,258,972         586,740
    purchase its own shares

24. To amend the Articles of Association in relation   1,710,994,405        2,490,253        4,408,752
    to, inter alia, e-communications and voting rights

25. To amend the Articles of Association in relation   1,700,244,008       14,514,130        3,132,823
    to Directors' Remuneration

26. To approve The Unilever Global Share Incentive     1,470,172,909       131,715,248       38,871,707
    Plan 2007

Votes cast as a percentage of the issued share capital was approximately 58.14%

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.